8 Feb. 2001

Ms. Alie Chang
222 Amalfi Drive
Santa Monica, California
90402 U.S.A.

Dear Alie Chang,

This letter should attest to the fact that your program segments on home improvement and interior design have been airing on Beijing Television since November 1999. Based on our initial agreement signed in Beijing on November 3, 1999, (and re-confirmed in our second agreement dated August 1, 2000) you have been providing us 5 minute segments for use in our "Home Sweet Home" program which focuses on American and European home styles and trends.

The program has consistently generated interest from our viewers and your segments have been so popular that we re-broadcast them each twice instead of just one time. Air times for each of your segments are...

First Airing - Channel 1 - Thursday at 11 pm
First Repeat - Channel 1 - Friday at 2:10 pm
Second Repeat - Channel 2 - Following Thursday at 10 pm

Actually, many audience members have expressed interest in purchasing some of the American products discussed in these segments, and I hope you are able to facilitate their availability here in the near future.

Let us know if there is anything we can do from our station to assist you in this endeavor. I look forward to continuing our working relationship.

Sincerely,

/s/ ZHANG WEN HU
    ____________
Zhang Wen Hu
Economy Information Dept. - Producer
Beijing TV